VIA EDGAR

September 1, 2009
Kenya Wright Gumbs
Mail Stop 3720
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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File No. 027048-0027

Re:	Leap Wireless International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 000-29752
Dear Ms. Wright Gumbs:
     On behalf of our client, Leap Wireless International, Inc. (the “Company”), this letter provides a summary of information orally requested by the Staff by telephone conversation on August 20, 2009 concerning the provision of certain materials to supplement the Company’s letter dated July 15, 2009 responding to comments submitted by the Staff in a letter dated June 24, 2009 with respect to the above-referenced periodic reports. For your convenience, the Company has briefly summarized what the Company understands to be the substance of the Staff’s oral request, followed by the Company’s response.
     1. Please furnish to the Staff a copy of the valuation prepared for the Company’s wireless licenses as of September 30, 2008.
     We have supplementally furnished to the Staff via overnight fedex a copy of the valuation report dated November 6, 2008 (the “Report”) with respect to the Company’s wireless licenses. In our cover letter accompanying the Report, we have requested on behalf of the Company confidential treatment of our cover letter, the Report and all related materials provided to the Staff pursuant to the provisions of 17 C.F.R. § 200.83 and other applicable laws and regulations, and we have requested the return of the Report pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, upon the completion of the Staff’s review.
*       *       *
     In submitting this response, the Company has made the acknowledgements attached as Annex A to this letter.

September 1, 2009

     If you have any questions regarding the foregoing, please contact the undersigned at (858) 523-5406.

Very truly yours,
/s/ Barry M. Clarkson
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Walter Z. Berger, Leap Wireless International, Inc.

ANNEX A
Company Certification
Pursuant to the Staff’s oral request made on August 20, 2009 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: September 1, 2009

/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President, Secretary & General Counsel